# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nine Energy Service, Inc., CIK 0001532286
CUSIP: 65441V101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2001 KIRBY DRIVE, SUITE 200, HOUSTON, Texas (TX), 77019
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001878229

## Reporting persons
- MONROE WILLIAM: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 140,000; shared voting power 0; sole dispositive power 140,000; shared dispositive power 0; aggregate amount beneficially owned 140,000 (0.3% of the class)
  Comment: The securities reported herein include 140,000 shares of Common Stock, par value $0.01 per share. The number of securities held by the Reporting Person are reported as of December 31, 2025.

## Item 1. Issuer
Name of issuer: Nine Energy Service, Inc.
Address of issuer's principal executive offices: 2001 KIRBY DRIVE, SUITE 200, HOUSTON, TEXAS, 77019

## Item 2. Person Filing
Name of person filing: William Monroe
Address of principal business office or, if none, residence:
William Monroe
c/o Wick Phillips Gould & Martin LLP
3131 McKinney Avenue, Suite 500
Dallas, Texas 75204
Citizenship: Mr. Monroe is a citizen of the United States of America.

## Item 4. Ownership
Amount beneficially owned: See response to item 9 on cover page.
Percent of class: See response to item 11 on cover page.
Sole power to vote or to direct the vote: See response to item 5 on cover page.
Shared power to vote or to direct the vote: See response to item 6 on cover page.
Sole power to dispose or to direct the disposition: See response to item 7 on cover page.
Shared power to dispose or to direct the disposition: See response to item 8 on cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MONROE WILLIAM: /s/ William Monroe, William Monroe (04/16/2026)